Exhibit 99.22

following the final day of the Marketing Period, subject to, in each case, the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions) or (ii) such other time and date as shall be agreed to in writing between the Company and Parent. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 1.03. Effective Time.  Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company shall cause the Merger to be consummated by filing a certificate of merger that is reasonably acceptable to Parent and executed in accordance with, and in such form as is required by, the relevant provisions of the OGCL (the “Certificate of Merger”), and shall make all other filings, recordings or publications required under the OGCL in connection with the Merger. The Merger shall become effective at the time that the Certificate of Merger is filed with the Secretary of State of the State of Ohio (the “Secretary of State”) or, to the extent permitted by applicable Law, at such later time as is agreed to by the parties hereto prior to the filing of such Certificate of Merger and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

SECTION 1.04. Effects of the Merger.  The Merger shall have the effects provided in this Agreement and as set forth in the applicable provisions, including Section 1701.82, of the OGCL.

SECTION 1.05. Organizational Documents of the Surviving Corporation.  At the Effective Time, the articles of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law (and subject to Section 6.05 hereof). The code of regulations of the Surviving Corporation in effect from and after the Effective Time and until thereafter changed or amended as provided therein or by applicable Law shall be in the form of the code of regulations of Merger Sub as in effect immediately prior to the Effective Time, except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Corporation.

SECTION 1.06. Board of Directors and Officers of the Surviving Corporation.  The directors of Merger Sub immediately prior to the Effective Time shall become the directors of the Surviving Corporation as of the Effective Time until the earlier of their resignation or removal in accordance with the articles of incorporation and code of regulations of the Surviving Corporation or until their respective successors have been duly elected and qualified, as the case may be. The officers of the Company immediately prior to the Effective Time shall continue as the officers of the Surviving Corporation immediately following the Effective Time until their respective successors are duly appointed and qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and code of regulations of the Surviving Corporation. The parties acknowledge and agree that following the Effective Time Parent shall cause the board of directors of the Surviving Corporation to include at least two (2) individuals who are “domiciled” (such persons must have resided in Hawaii no less than five (5) years and otherwise be domiciled within the meaning of Section 18-235-1.03 of the Hawaii Administrative Rules) in Hawaii.

SECTION 1.07. Brookfield Termination Fee.  Concurrently with the execution hereof by the Company, the Company shall terminate the Agreement and Plan of Merger, dated as of December 21, 2019, by and among Brookfield, Charlie Merger Sub, Inc. and Cincinnati Bell, Inc. (as amended, the “Brookfield Agreement”), in accordance with Section 8.01(c)(ii) thereof and shall pay to Charlie AcquireCo Inc. (“Brookfield”) the $~~21,390,000~~23,100,000 termination fee (the “Brookfield Termination Fee”) payable pursuant to Section 6.06(b) and Section 8.01 (c)(ii) of the Brookfield Agreement.

ARTICLE II

Effect on the Stock of the
Constituent Corporations; Exchange of Certificates

SECTION 2.01. Effect on Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or any holder of any shares of common stock, par value $0.01 per share, of the Company (the “Company Common Shares”) or any shares of capital stock of Merger Sub:

(a)        Capital Stock of Merger Sub.  Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b)        Cancelation of Certain Shares.  All Company Common Shares that are owned by the Company as treasury shares immediately prior to the Effective Time shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor. All Company Common Shares held by Parent or Merger Sub immediately prior to the Effective Time shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor. Each Company Common Share that is owned by any direct or indirect wholly owned Subsidiary of the Company or of Parent (other than Merger Sub) shall not represent the right to receive the Merger Consideration and shall be, at the election of Parent, either (i) converted into shares of common stock of the Surviving Corporation or (ii) canceled. Each Excluded Share shall be canceled at the Effective Time and, subject to Section 2.03, no consideration shall be delivered in exchange therefor.

(c)         Conversion of Company Common Shares.  Subject to Section 2.01(b), each Company Common Share issued and outstanding immediately prior to the Effective Time (other than Common Appraisal Shares to be treated in accordance with Section 2.03 (collectively, the “Excluded Shares”)) shall be converted at the Effective Time into the right to receive an amount of cash equal to $~~13.50~~14.50 per share, without interest (the “Merger Consideration”). As of the Effective Time, all such Company Common Shares, when so converted pursuant to this Section 2.01(c), shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any such Company Common Shares (each, a “Certificate”) (other than any Excluded Shares) and each holder of Company Common Shares held in book-entry form (other than any Excluded Shares) shall, in each case, cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor. The right of any holder of Company Common Shares to receive the Merger Consideration shall be subject in all cases to the provisions of Section 2.02.

(d)        6 3/4% Preferred Shares.  Each 6 3/4% Preferred Share issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding immediately following the Effective Time as one 6 3/4% Cumulative Convertible Preferred Share, without par value, of the Surviving Corporation, and shall not be affected by the Merger (except for the effects specifically set forth in Article Fourth of the Company Articles).